UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-50121

TeliaSonera AB

(Exact name of registrant as specified in its charter)

Sturegatan 1, S-106 63, Stockholm, Sweden, +46-8-504-550-00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate

The duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐
Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1.	Exchange Act Reporting History

TeliaSonera AB (“TeliaSonera” or the “Company”) first incurred the duty to file reports under the Securities Exchange Act of 1934 (the “Exchange Act”) on December 9, 2002, when it filed a Registration Statement on Form 8-A (File No. 000-50121).

For the 12 months preceding the filing of this Form, TeliaSonera has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules, including its annual report on Form 20-F for the fiscal year ending December 31, 2005.

Item 2.	Recent United States Market Activity

TeliaSonera’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (“Securities Act”) in December 2002 pursuant to a Registration Statement on Form F-4 (File No. 333-100213).

Item 3.	Foreign Listing and Primary Trading Market

The primary trading markets for TeliaSonera’s Shares are the Stockholm Stock Exchange (“SSE”) and the Helsinki Stock Exchange (“HEX”). Telia AB’s Shares were admitted to the Official List of the SSE on June 13, 2000. Following the completion of Telia AB’s purchase of Sonera Corp, TeliaSonera AB’s Shares were listed on the HEX on December 9, 2002. TeliaSonera has since maintained these listings, including at the time of filing this Form and during the preceding 12 months.

During the 12-month period from May 1, 2006 to April 30, 2007, the average daily trading volume (“ADTV”) of TeliaSonera’s Shares on the SSE represented 90.40% of the Company’s ADTV on a worldwide basis, and the ADTV of TeliaSonera’s Shares on the HEX represented 9.60% of the Company’s ADTV on a worldwide basis.

Item 4.	Comparative Trading Volume Data

During the 12 month period from May 1, 2006 to April 30, 2007, the ADTV of TeliaSonera’s Shares in the United States (417 shares) represented 0.00% of the ADTV on a worldwide basis (20,397,216 shares).

The delisting from NASDAQ of TeliaSonera’s Shares represented by ADSs became effective on August 6, 2004. TeliaSonera also terminated its sponsored American depositary receipt facility with Citibank, N.A. in August, 2004.

The sources of the trading volume information used for these calculations were (1) for United States volumes, Bloomberg data screens for ticker symbol “TLSNF” (TeliaSonera’s over-the-counter (“OTC”) ticker symbol in the United States), and (2) for volumes on the SSE and HEX, trading volume information received from OMX Group, the owner of both of those exchanges.

Throughout this Form 15F, United States ADTV figures, which represent the numerator for the calculations in this Item 4, include OTC trades, while SSE and HEX ADTV figures, which together with the United States ADTV figures represent the denominator for the calculations in this Item 4, include only trades on those exchanges. TeliaSonera reserves the right to re-calculate any calculations in this Form 15F used for determining its compliance with Rule 12h-6 on a basis that includes worldwide OTC trading and any additional trading outside of the United States.

Item 5.	Alternative Record Holder Information

Not applicable

Item 6.	Debt Securities

Not applicable

Item 7.	Notice Requirement

On May 23, 2007, TeliaSonera issued a press release to the SSE and HEX that was then circulated by all of the major financial news wire services in the United States announcing its intent to terminate its reporting obligations under the Exchange Act.

A copy of the press release was submitted to the SEC under cover of a Form 6-K on May 23, 2007.

Item 8.	Prior Form 15 Filers

Not applicable

PART II

Item 9.	Rule 12g3-2(b) Exemption

TeliaSonera will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, www.teliasonera.com.

PART III

Item 10.	Exhibits

Not applicable

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i); or

(2)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, TeliaSonera AB has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, TeliaSonera AB certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

TeliaSonera AB
(Registrant)

June 5, 2007	/s/ Anders Igel
(Date)	Anders Igel
President and Chief Executive Officer